June 17, 2016

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

Re:	Selecta Biosciences Inc.
Registration Statement on Form S-1 (File No. 333-211555)

Ladies and Gentlemen:

As representatives of the several underwriters of Selecta Biosciences Inc’s proposed initial public offering, we hereby join in the request of the registrant that the effectiveness of the above-referenced Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Standard Time, on June 21, 2016, or as soon thereafter as practicable.

In connection with the above-captioned Registration Statement, and pursuant to Rule 460 under the Securities Act of 1933, as amended, please be advised that between June 8, 2016 and the date hereof, approximately 1,300 copies of the Preliminary Prospectus, dated June 8, 2016, were distributed to prospective underwriters, institutional investors and prospective dealers.

We have been informed by the participating underwriters that they have complied, and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[signature page follows]

Very truly yours,

UBS Securities LLC
Stifel, Nicolaus & Company, Incorporated
As Representatives of the several Underwriters

By: UBS Securities LLC

By:	/s/ John Hagens
Name: John Hagens
Title: Executive Director

By:	/s/ Evan Demcoe
Name: Evan Demcoe
Title: Associate Director

By: Stifel, Nicolaus & Company, Incorporated

By:	/s/ Keith Lister
Name: Keith Lister
Title: Managing Director

[Signature Page to Selecta Biosciences Inc Acceleration Request]